

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2019

Senan Murphy
Finance Director
CRH PUBLIC LTD CO
Belgard Castle, Clondalkin
Dublin 22, Ireland

> **Re: CRH PUBLIC LTD CO**
> **Form 20-F for Fiscal Year Ended December 31, 2018**
> **Filed March 8, 2019**
> **File No. 001-32846**

Dear Mr. Murphy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

2. Segment Information, page 141

1. We note that effective January 1, 2019, you implemented a simplified new structure reducing your operating segments from six to three by combining the Europe Lightside, Europe Distribution, and Americas Products segments into Building Products segment. Please provide us with the details of the new structure and tell us how you determined your operating segments with reference to the applicable guidance in IFRS 8. Describe the financial information reviewed by your CODM for the purpose of allocating resources and assessing performance. If you are aggregating operating segments, quantify the measures used to assess the economic similarity of these operating segments. In this regard, we note materially different underlying EBITDA and operating profit margins related to your historical operating segments as reported in your 2018 Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at 202-551-3736, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction